Filed by one, pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange act of 1934

Subject Company: MarkForged, Inc.

Registration No.: 333-254973

[LOGO]

Disclaimer

Disclaimer. This presentation ("Presentation") contemplates a business combination (the "Business Combination") between *one* ("*one*") and Markforged, Inc. ("Markforged" or the "Company"). The information contained herein does not purport to be all-inclusive and neither of *one*, Markforged, nor any of their respective affiliates nor any of its or their control persons, officers, directors, employees or representatives makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this Presentation, you confirm that you are not relying upon the information contained herein to make any decision.

Forward-Looking Statements. Certain statements in this Presentation may be considered forward-looking statements. Forward-looking statements generally relate to future events or *one's* or the Company's future financial or operating performance. For example, statements concerning the following include forward-looking statements: development plans for Markforged's products; Markforged's sales projections and financial estimates; the size and growth of the additive manufacturing market; the adoption of Markforged's products in the manufacturing industry and other industries; and the potential effects of the Business Combination on the Company. In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expect", "intend", "will", "estimate", "anticipate", "believe", "predict", "potential" or "continue", or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by *one* and its management, and Markforged and its management, as the case may be, are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management's control including (i) the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the shareholders of *one* is not obtained; (ii) the ability to maintain the listing of the combined company's securities on the NYSE; (iii) the inability to complete the PIPE; (iv) the risk that the proposed business combination disrupts current plans and operations of Markforged as a result of the announcement and consummation of the transaction described herein; (v) the risk that any of the conditions to closing are not satisfied in the anticipated manner or on the anticipated timeline; (vi) the failure to realize the anticipated benefits of the proposed business combination; (vii) risks relating to the uncertainty of the projected financial information with respect to Markforged and costs related to the proposed business combination; (viii) the outcome of any legal proceedings that may be instituted against the parties following the announcement of the proposed business combination; (ix) the amount of redemption requests made by *one*'s public shareholders; (x) the effects of the COVID-19 pandemic and general economic conditions; (xi) and other assumptions, risks, uncertainties and factors set forth in the sections entitled "Projected Financial Information," "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" in *one*'s Amendment No. 1 to Registration Statement on Form S-4 relating to the Business Combination, dated May 14, 2021 (the "Registration Statement"), and other filings with the Securities and Exchange Commission ("SEC"), as well as factors associated with companies, such as the Company, that are engaged in additive manufacturing. Nothing in this Presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this Presentation, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. Neither *one* nor the Company undertakes any duty to update these forward-looking statements.

Additional Information. In connection with the proposed Business Combination, *one* has filed the Registration Statement containing a preliminary proxy statement/prospectus of *one*, and after the registration statement is declared effective, *one* will mail a definitive proxy statement/prospectus relating to the proposed Business Combination to its shareholders. This Presentation does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. *one*'s shareholders and other interested persons are advised to read the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed Business Combination, as these materials will contain important information about Markforged, *one* and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to shareholders of *one* as of a record date to be established for voting on the proposed Business Combination. Shareholders will also be able to obtain copies of the Registration Statement, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC's website at www.sec.gov, or by directing a request to: *one*, 16 Funston Avenue, Suite A, The Presidio of San Francisco, San Francisco, CA 94129.

2

Disclaimer (Cont’d)

Participants in the Solicitation. *one*, Markforged and their respective directors and executive officers may be deemed participants in the solicitation of proxies from *one*’s shareholders with respect to the proposed Business Combination. A list of the names of *one* and Markforged’s directors and executive officers, a description of their interests in each of *one* and Markforged and additional information regarding the interests of the participants in the solicitation of proxies from *one*’s shareholders is contained in the Registration Statement which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to *one*, 16 Funston Avenue, Suite A, The Presidio of San Francisco, San Francisco, CA 94129.

No Offer or Solicitation. This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, and there shall be no sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Certain information contained in this Presentation relates to or is based on publications, surveys and the Company’s own internal estimates and research. In addition, all of the market data included in this Presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Please see the Registration Statement for further information. Finally, while the Company believes its internal research is reliable, such research has not been verified by any independent source. This meeting and any information communicated at this meeting are strictly confidential and should not be discussed outside your organization.

Use of Non-GAAP Financial Metrics. This Presentation includes certain non-GAAP financial measures (including on a forward-looking basis) such as Adjusted EBITDA and Adjusted Free Cash Flow. These non-GAAP measures are an addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP. Reconciliations of non-GAAP measures to their most directly comparable GAAP counterparts are included in the Appendix to this presentation. Markforged believes that these non-GAAP measures of financial results (including on a forward-looking basis) provide useful supplemental information to investors about Markforged. Markforged’s management uses forward-looking non-GAAP measures to evaluate Markforged’s projected financials and operating performance. However, there are a number of limitations related to the use of these non-GAAP measures and their nearest GAAP equivalents, including that they exclude significant expenses that are required by GAAP to be recorded in Markforged’s financial measures. In addition, other companies may calculate non-GAAP measures differently, or may use other measures to calculate their financial performance, and therefore, Markforged’s non-GAAP measures may not be directly comparable to similarly titled measures of other companies. Additionally, to the extent that forward-looking non-GAAP financial measures are provided, they are presented on a non-GAAP basis without reconciliations of such forward-looking non-GAAP measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations.

The reader shall not rely upon any statement, representation or warranty made by any other person, firm or corporation in making its investment or decision to invest in the Company. Neither of *one*, the Company, nor any of their respective affiliates nor any of its or their control persons, officers, directors, employees or representatives, shall be liable to the reader for any information set forth herein or any action taken or not taken by any reader, including any investment in shares of *one* or the Company.

3

Markforged —Accessible, Industrial-Grade Solution, Today

Upgrading metal with advanced composites

Wide range of proprietary composite and metal materials address broad range of applications

High and tangible customer ROI

Mission-critical application for blue-chip customers with evidenced land-and-expand

Integrated, modern software platform

Continuous software updates drive faster innovation and deployment

Scale today drives virtuous cycle

More customers > More part data > Printers get smarter > Better parts

4

The Future is More Than Metal

Manufacturing becomes stronger, lighter, faster and less wasteful.




i3 LIFE DRIVE ARCHITEKTUR
BMW i3 LIFE DRIVE ARCHITECTURE.

The Boeing 787 Dreamliner airframe is nearly 50% carbon fiber reinforced plastic and other advanced composites[1]

EU Institute of Innovation & Technology: Lightweight composite materials are the key to the next generation of electric vehicles[2]

(1) https://www.boeing.com/commercial/aeromagazine/articles/qtr_4_06/article_04_2html
(2) https://eit.europa.eu/news-events/news/lightweight-composite-materials-key-next-generation-electric-vehicles

5

The Future of Distributed Ma n u fa c t u rin g Ma n ufa c t u re rs m us t ove rcom e t h e lim it s of e xis t in g g lob a l s u p p ly c h a in s . 6

The Markforged Solution

The Digital Forge

The mini factory of the future – delivering production parts at the point-of-need.



"Right now, the sky is the limit honestly with this printer. If you can think of it, we can literally do it."

– Marine Staff Sgt. Quincy Reynolds of the III Marine Expeditionary Force's 3rd Maintenance Battalion[1]

(1) http://www.stripes.com/news/pacific/cutting-edge-Okinawa-marines-say-new-metal-3d-printer-opens-up-a-whole-1.616511
Note: Use of quote does not imply endorsement. Quote refers to Metal X System (not pictured).

7

Markforged's Digital Forge

A Differentiated and Integrated Platform

Software

Cloud-first architecture provides powerful yet easy-to-use solutions


12mm Wrench


Markforged
Assembly Prototypes

Printers

9 metal and composite printers and sintering furnaces, which continue to get smarter[1]

Mark Two



X7



Metal X



Materials

Unlocks range of new applications across 14 proprietary materials[1]









(1) As of January 2021.

8

Accessible Additive Composites Onyx base material Ma rkforg e d ’s Con t in u ou s Fib e r Re in forcem en t p rop rie t a ry p roc e s s for Ad va n c e d Com p os it e s . Continuous fiber inlay 9

Replacing Traditionally Manufactured Steel and Aluminum Parts

Customers are replacing legacy plastic and metal parts with Markforged proprietary Continuous Fiber Reinforced (CFR) composites

CFR is 11x stronger than Onyx and 25x stronger than ABS plastic[1]

Majority are replacing metal parts[2]

Tensile Strength (MPa)



1000
800
600
400
200
0
32
71
310
800
ABS Plastic
Markforged - Onyx
Aluminum (Aircraft Grade 6061)
Markforged - CFR

Frequency of Original Material Replacement by Survey Respondent Application



Fiberglass 1%
Carbon-Fiber 6%
Plastic 21%
Aluminum 37%
Steel 35%
72%

(1) Markforged internal test results as of December 2020.
(2) Markforged Proprietary Survey of 90 Customers as of October 2019.

10

Markforged 2.0– From Ac ce s s ib le En d - Use Pa rt s t o Robus t Produc t ion

Large & Growing Addressable Market Opportunity Additive Manufacturing Industry Expected to Grow $100B+ by 2030 $120B $100B $50B $47B $115B $0B $2B $12B $18B 2012201320142015201620172018201920202021202220232024202520262027202820292030 Source: Wohlers Report 2021 .

Blue-Chip Customer - Base Across Key Verticals Industrial Automation Replacing traditional infrastructure. Aerospace Flying on business jets and military aircraft. Military & Defense Supporting troops in combat zones. Space Orbiting on the International Space Station. Healthcare & Medical Protecting lives with critical medical equipment. Automotive Enabling vehicle production. Note: Select customers included. Not inclusive of entire customer base. Use of logos does not imply endorsement.

Executing on the Company's Growth Strategy

Accelerated Product Innovation

1. Powered by Software (Blacksmith + Eiger)
2. Continue to Expand Customer Use Cases

Operational Expertise

3. Deeper and More Efficient Go-to-Market Coverage
4. Building the Brand

M&A

5. Accelerating Growth Strategy

Markforged is in an estimated 10,000 facilities today and plans to be in 100,000 in 5 years



Number of Facilities with Markforged Printers
1 Million facilities
100,000 facilities
10,000 facilities
Time

14

Financial Ove rvie w

(USD in m illion s ) Year Ended December 31, 2018A2019A2020A2021E Total Revenue$61.7$72.6$71.9$87.6 Growth - %108.3%17.7%(1.0%)21.9% Gross Profit$29.7$36.3$41.9$50.7 Margin - %48.1%49.9%58.3%57.9% EBIT(1)($12.8)($29.2)($15.7)($42.0) Sou rc e: Man ag em en t p rojec t ion s . Exc lude s $0 .6M, $2.1M, a nd $7.6M of non - rec u rrin g c os t s ac ros s 20 19A, 20 20 A, an d 20 21E, res p ec t ively, relat ed t o lit ig at ion an d a udit , le ga l a nd ot he r c os t s a s s oc ia t e d wit h t he t ra ns a c t ion. Addit iona lly, no ongoing public c om pa ny c os t s a re a s s um e d. Adj. EBITDA is a djus t e d for s t oc k-b as ed c om p en s at ion . Pleas e referen c e s lid e 4 8 “Rec on c iliat ion of Non - GAAP Fina nc ia ls ” for inform a t ion re ga rding t he non - GAAP m e a s u re s .

Financial Summary Q1 ‘21

(USD in millions)

	Q1 2020A	Q1 2021A	YoY Change $	YoY Change %
Hardware	$12.6	$14.2	$1.7	13.4%
Consumables	4.2	4.6	0.5	11.2
Services	1.0	1.3	0.3	27.2
Total Revenue	$17.7	$20.1	$2.4	13.7%
Gross Profit	$9.4	$12.2	$2.8	29.3%
Margin - %	53.2%	60.5%		
EBIT[(1)]	($5.1)	($6.3)	($1.2)	N.M.
Margin - %	(28.7%)	(31.4%)		
Adj EBITDA[(1)]	($4.1)	($4.7)	($0.6)	N.M.
Margin - %	(23.4%)	(23.3%)		

(1) Excludes $0.2M and $3.7M of non-recurring costs across Q1 2020A and Q1 2021A, respectively, related to litigation and audit, legal and other costs associated with the transaction. Adj. EBITDA is adjusted for stock-based compensation. Please reference slide 48 “Reconciliation of Non-GAAP Financials” for information regarding the non-GAAP measures.

17

Financial Summary Q1 ’21 (Cont’d)

Total Revenue
(USD in millions)


+14%
$17.7
$20.1
Q1 2020A
Q1 2021A

Gross Profit
(USD in millions)


+29%
$9.4
$12.2
Q1 2020A
Q1 2021A

EBIT(1)
(USD in millions)


Q1 2020A
Q1 2021A
($5.1)
($6.3)

Adj. EBITDA(1)
(USD in millions)


Q1 2020A
Q1 2021A
($4.1)
($4.7)

(1) Excludes $0.2M and $3.7M of non-recurring costs across Q1 2020A and Q1 2021A, respectively, related to litigation and audit, legal and other costs associated with the transaction. Adj. EBITDA is adjusted for stock-based compensation. Please reference slide 48 “Reconciliation of Non-GAAP Financials” for information regarding the non-GAAP measures.

18

Revenue Summary Q1 ‘21

Hardware

(USD in millions)



+13%
$ 12.6
$ 14.2
Q1 2020
Q1 2021

Consumables

(USD in millions)



+11%
$4.2
$4.6
Q1 2020
Q1 2021

Services

(USD in millions)



+27%
$ 1.0
$ 1.3
Q1 2020
Q1 2021

Total Revenue

(USD in millions)



+14%
$ 17.7
$20.1
Q1 2020
Q1 2021

19

Appendix

The Benefit for Customers is Clear

~10x
faster for key application

4
continents with Markforged printers

4 - >23
Printers



KEY APPLICATION
Tool for Axle Manufacturing

$270k/ yr
cost savings on key application

3 months
first printer payback period

2 - >29
Printers



KEY APPLICATION
Tool for Field Repair

45x
cost savings on key application

9 months
first printer payback period

1- >35
Printers



KEY APPLICATION
Tool for Automated Assembly Line

Sources: Management prepared information collected from customer interviews and internal data.
Note: Use of logos does not imply endorsement.

21

Markforged Delivers Clear Value Proposition Today for Customers

Customized Parts

Gripping Fingers for Manufacturing Robots



	Conventional	Markforged
Time	10 weeks	2 days
Cost	$400	$10

Complex Composite Parts

Holding Tool for Machining, Assembly, and Welding



	Conventional	Markforged
Time	4 weeks	2 days
Cost	$2400	$130

Metal End-Use Parts

Replacement Carburetor Casing



	Conventional	Markforged
Time	5 months	3 days
Cost	$10k+	$282

22

Sources: Management prepared information collected from customer interviews and internal data.

Proven Broad Portfolio of Printers for Manufacturing



Onyx 1

Desktop 3D printer for strong parts built with chopped carbon fiber

Shipping since 2016



Mark Two

Powerful professional Continuous Fiber Reinforcement 3D printers for aluminum strength parts

Shipping since 2016



X7

Standout industrial Continuous Fiber Reinforcement 3D printer for manufacturing

Shipping since 2016



Metal X

Accessible end to end metal 3D printing solution for functional metal parts

Shipping since 2018


SINTER-2

Sinter-2

Automating the most complex step in metal printing with the touch of a button

Shipping since 2019

23

Wide Range of Proprietary Materials Unlocks Broad Set of Applications

Composites



Carbon Fibers



Kevlar



Fiberglass

Continuous Fiber



Onyx



Onyx FR (for Aerospace)



Onyx ESD (for Electronics)

Chopped Fiber

Metals



17-4PH Stainless Steel



Inconel 625



H13 Tool Steel



D2 Tool Steel



A2 Tool Steel



Copper

24

Differentiated Software Platform… Delivering Key Benefits

1. Cloud First Architecture
2. OTA Updates
3. Global Fleet Management
4. Expertise Embedded (Process Knowledge & Sintering)

- Increased printer speed by 2x
- Reduced sintering run time by 42%
- Reduced gas cost by 65%
- Increased print volume by 15%
- Increased feature usage by 250%

All improvements achieved through software updates

25

Source: Markforged analysis of connected fleet data.

Our Scale Advantage; Fueling The Markforged Flywheel



Grow Expertise at the Speed of Global Production

New printers are added to network to scale manufacturing capacity



Consistent Improvement

Federated fleet learning combined with real-time part corrections create a reliable and repeatable production process



More Customers
More Part Data
Printers Get Smarter
Better Parts
Markforged



Part Prep and Fleet Management

Devices are constantly streaming back data on parts and performance



Part Scanning + Industrial IoT

Drives AI-powered part quality improvements across entire fleet

26

Strong Distribution Channels with Global Coverage



100+ certified channel partners

~1,000+ GTM talent within channel partner network

Markforged distribution channel presence as of January 2021.

27

VAR Network

We have strategically constructed our reselling network to drive our business.

Global

Global footprint provides scale and wide coverage

WÜRTH

Phillips

Mark3D Print Stronger

Additive

Focused on providing best-in-class additive solutions

FASOTEC

3DZ

EXXBUILD

Software-based

Leveraging large install base to deliver complete solutions

HAWK RIDGE SYSTEMS

designpoint

PLM GROUP Experience 3D

Federal

Focused on Government, Military & Defense

GovSmart.

carahsoft.

28

Note: Select VARs included. Not inclusive of entire distribution network.

Experienced & Visionary Management Team to Drive Us Forward

Founders



Greg Mark
Co-Founder & Chairman

GENASUN
MIT



David Benhaim
Co-Founder & Chief Technology Officer

Palantir
KYRUUS
MIT

Leadership



Shai Terem
President & Chief Executive Officer

Kornit Digital bonding matters
stratasys
Morgan Stanley



Mark Schwartz
Chief Finance Officer

trax
LAUNCHPAD DIGITAL HEALTH
fabrinet



Ken Clayton
SVP, Global Sales

goengineer
DASSAULT SYSTEMES

Leadership



Dorit Liberman
Chief Human Resources Officer

ENERPAC TOOL GROUP
3M
Kornit Digital bonding matters



Matt Gannon
VP, Operations

NewellRubbermaid Brands That Matter



Stephen Karp
General Counsel

aspentech
IBM
PHASE•FORWARD

Engineering



Dan Eiref
Senior Director Product Management

fitbit
AMD
BROADCOM



Joe Roy-Mayhew
Senior Director Materials

Vorbeck
Deloitte.

Go-to-Market



Ved Narayan
VP
Sales, APAC

NEWFORMA
DASSAULT SYSTEMES
On



Brian Houle
VP
Sales, EMEA

DASSAULT SYSTEMES
SOLIDWORKS



Bryan Painter
VP
Sales, Americas

ca technologies
New Relic.



Patrick Shea
VP
Demand Generation

cybereason
HubSpot



Michael Papish
VP
Marketing

SONOS
mediaUnbound
TiVo

29

Markforged Additive 2.0 Today

1	Large & Growing Market Opportunity	Additive manufacturing market to grow **$100B+ in 10 years** [1] **Acceleration of existing supply chain consolidation and reshoring trends**
2	Visionary + Experienced Leadership Team	**Reinvented the industry** with continuous fiber process Building a smart, **fleet-learning, AI-powered additive platform** Deep experience in **software, printing technology, hardware, operations**
3	Software Is the Engine for the Markforged Platform	Additive process that **monitors part production and connects in real-time** Software enables accessibility and **faster adoption of technology** Continuous learning creates **sustainable competitive advantage**
4	Invented New Industrial Grade Process	Exceptionally strong composite materials **replacing traditionally manufactured metal end-use parts** **High and tangible customer ROI** supports land and expand **Robust IP in metal and carbon fiber** with over 170 issued and pending patents
5	Proven in the Most Demanding Applications	**Large and growing global installed base** of connected printers **(~10k)** [2] Blue-chip customers, including leading **aerospace**, **automotive** and **major US Armed Forces** branches
6	Highly Attractive, Scalable Financial Model	**Scalable growth** fueled by **strong global distribution partner network** covering ~70 countries[2] **Compelling gross margins** and **strong, expanding unit economics** driven by recurring revenue

30

(1) Wohlers Report 2021.
(2) As of January 2021.

Conne c t e d Print e rs 76,334 41,460 23,962 1,0202,538 4,821 8,1309,286 11,520 15,573 2016A2017A2018A2019A2020A2021E2022E2023E2024E2025E Sou rc e: Man ag em en t p rojec t ion s .

Proven Track Record of Growth, Large Opportunity Ahead

Historical Performance

Total Revenue

(USD in millions)



'15A – '20A CAGR: 71%
$5
$11
$30
$62
$73
$72*
2015A
2016A
2017A
2018A
2019A
2020A

Revenue Growth - %

NM	121%	173%	108%	18%	(1%)

Forecasted Performance

Total Revenue

(USD in millions)



'21E – '25E CAGR: 68%
$88*
$122
$226
$398
$706
2021E
2022E
2023E
2024E
2025E

Revenue Growth - %

22%	40%	84%	76%	77%

Source: Management projections.
* COVID-19 impacted.

32

Strong Path to Profitable Growth

Gross Profit / Gross Margin %

(USD in millions)



Gross Profit
Gross Margin %
$30
$36
$42
$51
$72
$133
$239
$434
48%
50%
58%
58%
59%
59%
60%
62%
2018A
2019A
2020A
2021E
2022E
2023E
2024E
2025E

Gross profit consisting of Hardware, Consumables, Success Plan, Software, shipping, warranty, and other indirect COGS

2018A – 2020A margin improvement due to operational efficiencies, Go To Market Optimization and a growing base of recurring revenue

4% margin expansion between 2020A-2025E driven by increased scale and operating leverage

33

Source: Management projections.

Strong Path to Profitable Growth (Cont'd)

Adj. EBITDA[1 2] / Adj. EBITDA[1 2] Margin %

(USD in millions)



Adj. EBITDA
Adj. EBITDA Margin %
(19%)
($12)
(37%)
($27)
(16%)
($11.3)
(42%)
($37)
(31%)
($38)
(6%)
($14)
$42
11%
$172
24%
2018A
2019A
2020A
2021E
2022E
2023E
2024E
2025E

Streamlined cost structure during 2020A

Planned investment in future product development 2021E-2023E, benefiting from operational leverage in later years

Highly capital efficient business, generating ~$72mm of sales on a total of ~nearly $95mm capital invested to date

Source: Management projections.

(1) Excludes $0.6M, $2.1M, and $7.6M of non-recurring costs across 2019A, 2020A, and 2021E, respectively, related to litigation and audit, legal and other costs associated with the transaction. Additionally, no ongoing public company costs are assumed.

(2) Adj. EBITDA is adjusted for stock-based compensation. Please reference slide 48 "Reconciliation of Non-GAAP Financials" for information regarding the non-GAAP measures.

34

Markforged Illustrative Unit Economics Analysis

Today	Tomorrow[1]

Illustrative Gross Profit per Printer

(USD in 000's)



Key Metrics
LTV: ~$25.4k[2]
LTV / CAC: ~2.6x
Includes ~$20k upfront hardware sale
Immediate Payback Upon Initial Transaction
($9.9) CAC
$14.9
$10.5
$25.4
Initial Transaction
Years 2-8
LTV

Gross Profit - %	Gross Profit - %
64%	68%

Illustrative Gross Profit per Printer

(USD in 000's)



Key Metrics
LTV: ~$37.4k[2]
LTV / CAC: ~7.3x
Immediate Payback Upon Initial Transaction
($5.1) CAC
$16.4
$21.0
$37.4
Initial Transaction
Years 2-8
LTV

Gross Profit - %	Gross Profit - %
68%	76%

Source: Management projections.
(1) 2023E and after.
(2) Cumulative gross profit over average customer life of 8 years (excluding customer acquisition costs).

35

Transaction Ove rvie w & Va lu a t ion

Detailed Transaction Overview

Values in Millions Except per Share and Percentage Data

Sources & Uses

Sources	
Existing Shareholders Rollover Equity[1]	$1,611
SPAC Cash in Trust[2]	$215
PIPE Financing	$210
Current Net Cash	$54
Total Sources	**$2,089**

Uses	
Existing Shareholders Equity[1]	$1,611
Cash to Balance Sheet	$399
Transaction Expenses	$35
Cash to Sellers	$45
Total Uses	**$2,089**

Pro Forma Valuation & Ownership [1 2 3 4 5]

Pro Forma Valuation	
Share Price	$10.00
Shares Outstanding	206
Pro Forma Equity Value	$2,062
(-) Pro Forma Net Cash	($399)
Pro Forma Enterprise Value	**$1,664**

Pro Forma Ownership


PIPE Investors
10%
SPAC Sponsor
1%
SPAC IPO Investors
10%
Existing
Shareholders
78%

Transaction close anticipated in Summer 2021

Note: Excludes impact of the exercise of Sponsor or IPO warrants which both have a strike price of $11.50. Percentages may not sum to 100% given rounding.
(1) Excludes shares reserved for issuance under management equity incentive plan.
(2) Assumes $10.00 share price and no redemptions from public shareholders.
(3) Includes 161.1M existing Markforged equity holders shares, 21.5M SPAC IPO shares, 2.7M SPAC sponsor shares, and 21.0M PIPE Investor shares.
(4) Excludes 2.7mm SPAC sponsor shares vesting in 1.3mm share increments at $12.50 and $15.00.
(5) Excludes additional seller earn-out of 8.0M shares that vest at $12.50 and 6.7M shares that vest at $15.00.

37

Annex

Reconciliation of Non-GAAP Financials

Adj. EBITDA[1]

(USD in millions)

	Year Ended December 31,			
	2018A	2019A	2020A	2021E
Operating income (loss)	($12.8)	($29.2)	($15.7)	($42.0)
Depreciation & amortization	0.7	1.4	2.6	1.7
Stock-based compensation	0.6	0.9	1.8	3.7
Adjusted EBITDA[1]	**($11.6)**	**($27.0)**	**($11.3)**	**($36.6)**

Q1 Adj. EBITDA[2]

(USD in millions)

	Q1 2020A	Q1 2021A
Operating income (loss)	($5.1)	($6.3)
Depreciation & amortization	0.5	0.4
Stock-based compensation	0.5	1.2
Adj. EBITDA[(2)]	**($4.1)**	**($4.7)**

Source: Management projections.

(1) Operating income (loss) excludes $0.6M, $2.1M, and $7.6M of non-recurring costs across 2019A, 2020A, and 2021E, respectively, related to litigation and audit, legal and other costs associated with the transaction. Additionally, no ongoing public company costs are assumed.

(2) Operating income (loss) excludes $0.2M and $3.7M of non-recurring costs across Q1 2020A and Q1 2021A, respectively, related to litigation and audit, legal and other costs associated with the transaction.

39

Markforged Invented Continuous Fiber Reinforcement

Continuous Fiber Reinforcement

Markforged proprietary additive manufacturing process – Continuous Fiber Reinforcement (CFR)

Adds continuous strands of fiber material to a part, to achieve metal-strength properties at a fraction of the weight

Process allows for flexibility of fiber type and location of fiber layers to achieve maximum control over part behavior

The power of CFR comes from the continuity of the strands. Our patented CFR strands can absorb and distribute loads across their entire length


Continuous Fiber Routed Through Part
Matrix Materials

40

Metal X Makes Complex Parts Simple

Commercially Viable Metal Printing Sub $100k

Broad range of metals for simple and accessible production

Accessible method to print Inconel 625 nickel-based superalloy and Pure Copper

Unlocking highest-value applications to date including weld shanks and high-temp tooling

Automotive Welding Shank



Traditional Part Markforged Part

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